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                              May 19, 2022

       Xiaofeng Gao
       Co-Chief Executive Officer
       Skillful Craftsman Education Technology Ltd
       Floor 4, Building 1, No. 311, Yanxin Road
       Huishan District, Wuxi
       Jiangsu Province 214000


                                                        Re: Skillful Craftsman
Education Technology Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-3
                                                            Filed April 22,
2022
                                                            File No. 333-259498

       Dear Mr. Gao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2022 letter and
       April 4, 2022 oral comments.

       Amendment No. 4 to Registration Statement on Form F-3

       Cover Page

   1.                                                   We note your revised
disclosure in response to comment 1 and we reissue the
                                                        comment. Clearly
disclose how you will refer to the holding company, subsidiaries and
                                                        VIE when providing the
disclosure throughout the document so that it is clear to investors which entity the
disclosure is referencing and which subsidiaries or entities are conducting the business
operations. For example, we note on the prospectus cover page that you define "Skillful
Craftsman" as "we" or "us;" . . . including its wholly-owned subsidiaries,
 Xiaofeng Gao
FirstName   LastNameXiaofeng   Gao
Skillful Craftsman Education Technology Ltd
Comapany
May         NameSkillful Craftsman Education Technology Ltd
      19, 2022
May 19,
Page  2 2022 Page 2
FirstName LastName
         and, in the context of describing our operations and consolidated financial statement information, the variable interest entity in China." Refrain from
using terms such as    we
         or    our    when describing activities or functions of the
subsidiaries or VIE.
2. We note your revised disclosure in response to comment 2 that "[t]o the extent cash in the business is in the PRC or a PRC entity, and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed by the government." Given your operations in Hong Kong, please amend your disclosure here and in the summary risk factors and risk factor sections to state that, to the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds and assets may not be available to fund operations or for other use outside of the
         PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash and assets.
3. We note your revised disclosure in response to comment 6 included in the fifth sentence of the 10th paragraph on your cove page. Clarify if such description of how funds are transferred between you, your subsidiaries, the consolidated VIE or investors is covered by your cash management policies, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.
4. We note your revised disclosure in response to comment 3 that "Skillful Craftsman does not own these operations but relies on contractual arrangements . . . to (i) exercise effective control over the VIE and the VIE's subsidiary; (ii) receive substantially all of the economic benefits and absorb substantially all of the losses of the VIE and the VIE's subsidiary; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law, to consolidate the financial results of the VIE and VIE's subsidiary in its consolidated financial statements in accordance with U.S. GAAP." Please revise this sentence to ensure that any references to control or benefits that accrue to you because of the VIE are limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP. Your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please revise and make conforming revisions throughout your registration statement.
5. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business are in the PRC/Hong
         Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIE by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.
 Xiaofeng Gao
Skillful Craftsman Education Technology Ltd
May 19, 2022
Page 3
Prospectus Summary, page 2

6. We note your response to comment 7 and your disclosure that "based on the opinion of our PRC legal counsel, we believe that our PRC subsidiaries and the VIE are not subject to permission requirements or approval from the CSRC, the CAC, nor any other entity to approve these contractual arrangements" (emphasis added). Please also state whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China
         Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC)
         or any other governmental agency that is required to approve the VIE s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIE: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please include similar disclosure in your risk factor section. Financial information Related to the VIE and Parent, page 8

7. We note your revised disclosure in response to comment 10 and reissue the comment in part. Please disclose which entities are the company's "other subsidiaries" in the consolidated financial schedule.
      You may contact Scott Anderegg at 202-551-3342 or Jennifer L pez Molina at 202-551-
3792 with any questions.




FirstName LastNameXiaofeng Gao                       Sincerely,
Comapany NameSkillful Craftsman Education Technology Ltd
                                                     Division of Corporation
Finance
May 19, 2022 Page 3                                  Office of Trade & Services
FirstName LastName